TOUCAN CORP.

Sabanilla de Montes de Oca, Urbanizacion Carmiol, Casa 254, San Jose, Costa Rica

July 15, 2014

Mr. Robert S. Littlepage

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: Toucan Corp.

Registration Statement on Form S-1

Filed on: April 15, 2014

File No. 333-195267

Dear Mr. Littlepage,

We received your letter dated June 19, 2014, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 15, 2014:

1.

We note your response to comment 1 in our prior letter dated May 9, 2014. However, we do not agree that the facts you discuss indicate that your company falls outside the definition of a shell company. As we previously requested, please disclose prominently on the cover page that you are considered a shell company, and discuss under “Shares Eligible for Future Sale,” the resale limitations imposed by Rule 144(i) due to your shell company status.

We have revised to add that: “We are considered a “shell company” under applicable securities rules and subject to additional regulatory requirements as a result, including the inability of our shareholders to sell our shares in reliance on Rule 144 promulgated pursuant to the Securities Act of 1933, as well as additional restrictions. Accordingly, investors should consider our shares to be significantly risky and illiquid investments.”

We have also added a risk factor to discuss the resale limitations: “BECAUSE WE ARE CURRENTLY CONSIDERED A “SHELL COMPANY” WITHIN THE MEANING OR RULE 12B-2 PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934, THE ABILITY OF HOLDERS OF OUR COMMON STOCK TO SELL THEIR SHARES MAY BE LIMITED BY APPLICABLE REGULATIONS.

We are, currently, considered a “shell company” within the meaning of Rule 12b-2 pursuant to the Securities Exchange Act of 1934 and Rule 405 pursuant to the Securities Act of 1933, in that we currently have nominal operations and nominal assets other than cash. Accordingly, the ability of holders of our common stock to sell their shares may be limited by applicable regulations. As a result of our classification as a “shell company”, our investors are not allowed to rely on the “safe harbor” provisions of Rule 144 promulgated pursuant to the Securities Act of 1933 so as not to be considered underwriters in connection with the sale of our securities until one year from the date that we cease to be a “shell company.”  Additionally, as a result of our classification as a shell company:

●	Investors should consider shares of our common stock to be significantly risky and illiquid investments
●	We may not register our securities on Form S-8 (an abbreviated form of registration statement)
●	Our ability to attract additional funding to sustain our operations may be limited significantly

We can provide no assurance or guarantee that we will cease to be a “shell company” and, accordingly, we can provide no assurance or guarantee that there will be a liquid market for our shares. Accordingly, investors may not be able to sell our shares and lose their investments in the Company.

We are, currently, considered a “shell company” within the meaning of Rule 12b-2 pursuant to the Securities Exchange Act of 1934 and Rule 405 pursuant to the Securities Act of 1933, in that we currently have nominal operations and nominal assets other than cash. Accordingly, the ability of holders of our common stock to sell their shares may be limited by applicable regulations.”

2.    We note that in response to our prior comment 4, you have provided the disclosure we requested on the cover page of your prospectus as well as in the Prospectus Summary. In order to keep the cover page free from extraneous material, please delete this disclosure from the cover page, although you may keep a simple statement that you are an EGC and a cross reference to the full discussion. Refer to Item 501 of Regulation S-K.

We have revised to delete the disclosure from the cover page while keeping a simple statement the Toucan is an EGC.

3.

Please revise your disclosure to clarify whether you have elected to take advantage of the extended transition period for complying with new or revised accounting standards, available to Emerging Growth Companies. In your disclosure regarding your EGC status, you state that you have elected to take advantage of the extended transition period for EGCs, but you later state that you have “irrevocably opted out of the extended transition period.” Further, if you have elected to use the extended transition period, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

We have deleted the two paragraphs stating that “we have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act” and replaced it by “we have elected to take advantage of the extended transition period for complying with new or revised accounting standards, available to Emerging Growth Companies”.

We have also added the following risk factor: “AS WE HAVE ELECTED TO USE THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS PURSUANT TO THE JOBS ACT, OUR FINANCIAL STATEMENTS MAY NOT BE COMPARABLE TO PUBLIC COMPANIES THAT ARE NOT EMERGING GROWTH COMPANIES.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 for complying with new or revised accounting standards.  An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to take advantage of the benefits of this extended transition period.  Our financial statements may, therefore, not be comparable to those of public companies that comply with such new or revised accounting standards.”

4.

We note your response to prior comment 11. However, your disclosure still does not appear to list four main sources of income. You now mention consultation services and mobile apps revenues along with advertisement contracts, but there appears to be no mention of a fourth source of income. Please revise.

We have revised throughout the prospectus to include banner advertisement with pay-per-click advertisement and write that we have three main sources of income.

5.

We note your response to prior comment 13. We are unable to recalculate your revised pro forma net tangible book value per share. Please provide us with your calculation. Further, any change in this calculation should change both the increase per common share attributable to (new) investors as well as the dilution to (current) investors. Please revise your table, as appropriate.

We have revised to correct them.

6.

We note your response to prior comment twenty. Please similarly revise at page 16 to confirm that you have included the material terms of the agreement with Mr. Mamadov, as opposed to some of the terms only.

We have revised to replace “some of the terms” by “the material terms”.

7.

Please revise your disclosure to acknowledge the existence of other websites that provide comparisons of different credit card offers. We note in this regard, as examples only: credit.com, bankrate.com, creditkarma.com, and cardhub.com.

We have revised to add: “We are aware of the existence of some websites that provide comparisons of different credit card offers, such as: credit.com, bankrate.com, creditkarma.com, and cardhub.com.”

8.

Please file an updated consent from your independent registered public accounting firm.

We have revised to include the 3 month end Financials and to file an updated consent from our independent registered public accounting firm.

9.

You disclose that you are in the business of event organizing and promoting. However, on page 18 you state that your objective is to provide credit option services. Please revise your disclosure to clarify the nature of your business.

We have revised to correct the mistake of “event organizing” with “providing credit option services”.

This letter responds to all comments contained in your letter dated June 19, 2014.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Mikhail Bukshpan

toucancorp@gmail.com

1-514-448-4530

Thank you.

Sincerely,

/S/ Mikhail Bukshpan

Mikhail Bukshpan, President